Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Filed by:	DIMON Incorporated
Subject Company:	Standard Commercial Corporation
Exchange Act File Number of Subject Company:	001-09875

[THE FOLLOWING IS A MEMORANDUM EMAILED TO EMPLOYEES OF DIMON INCORPORATED

ON FEBRUARY 25, 2005]

DIMON Incorporated                 Tel: 434 792 7511

512 Bridge Street

Post Office Box 681

Danville, VA 24543-0681

USA

Memorandum

Date	February 24, 2005

To	All Employees Worldwide

From	Brian J. Harker

Subject	Merger Planning Update

DIMON and Standard Commercial are moving forward with integration planning. This memo outlines a key decision regarding the composition of the management of the new company.

We have named a significant portion of the new leadership for the merged companies. As previously communicated, upon completion of the merger, I will serve as Chairman and CEO and Robert E. (Pete) Harrison, Chairman, President and CEO of Standard Commercial, will serve as President and Chief Operating Officer.

Reporting to me post merger will be:

•	James Cooley, EVP - Chief Financial Officer. Jim currently holds this position at DIMON.

•	Michael McDaniel, SVP - Human Resources. Mike currently holds this position at Standard Commercial.

•	William Pappas, SVP - Chief Information Officer. Bill currently holds this position at DIMON.

•	Henry Babb, SVP - Chief Legal Officer and Secretary. Henry currently holds this position at Standard Commercial.

Reporting to Pete Harrison post merger will be:

•	Steve Daniels, EVP - Operations. Steve is currently the President and COO of DIMON.

•	Sales leadership will also report to Pete Harrison. At this time, DIMON and Standard remain in the process of defining how this critical function will work in the new company. The leadership structure of sales will be announced at a later date when this process is closer to completion.

The Regional Directors reporting to Pete Harrison will be:

•	Larry Corbett, Regional Director North America. Larry currently holds this position at DIMON.

•	Simon Green, Regional Director Europe. Simon is currently the SVP of Europe and CIS at Standard Commercial.

•	Hilton Kappaun, Regional Director South America. Hilton currently holds this position at DIMON.

•	Mike Roberts, Regional Director Africa. Mike currently holds this position at DIMON.

•	Pieter Sikkel, Regional Director Asia. Pieter is currently the SVP of Asia for Standard Commercial.

Reporting to Jim Cooley will be:

•	Thomas Reynolds, VP - Controller. Tom currently holds this position at DIMON.

•	Mr. Cooley’s other direct reports will be named at a later date.

This management team will provide tremendous experience and leadership to the new company. We will publish the overall people selection process in the coming weeks and will announce additional management appointments at a later date.

In connection with the proposed merger of DIMON and Standard Commercial Corporation, the parties have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the U.S. Securities and Exchange Commission. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Interested parties may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about DIMON and Standard Commercial without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to DIMON Incorporated, 512 Bridge Street, Post

Office Box 681, Danville, Virginia 23543-0681, Attention: Investor Relations, (434) 792 7511. The respective directors and executive officers of DIMON and Standard Commercial and other persons may be deemed to be “participants” in the solicitation of proxies in respect of the proposed merger. Information regarding DIMON’s directors and executive officers is available in its proxy statement filed with the SEC on July 13, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the proxy statement/prospectus and other relevant materials to be filed with the SEC.